UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 14, 2020

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26 boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-223400) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

Elvinger Hoss Prussen, société anonyme, has executed the opinion dated as of May 14, 2020 attached hereto as Exhibit 5.1, hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 5.1	Opinion of Elvinger Hoss Prussen, société anonyme, as to the validity of the shares under Luxembourg law.

Exhibit 23.1	Consent of Elvinger Hoss Prussen, société anonyme (included as Exhibit 5.1).

Exhibit Index

Exhibit No.	Description

Exhibit 5.1	Opinion of Elvinger Hoss Prussen, société anonyme, as to the validity of the shares under Luxembourg law.

Exhibit 23.1	Consent of Elvinger Hoss Prussen, société anonyme (included as Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: 14 May 2020

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer